

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 24, 2015

Via E-mail
Mr. George Economou
Chairman of the Board, President and Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

> **Re:** **Ocean Rig UDW Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed March 9, 2015**
> **File No. 001-35298**

Dear Mr. Economou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2014

Operating and Financial Review and Prospects, page 37

Factors Affecting Our Results of Operations, page 40

1.	We note your disclosure identifying the measures that you believe are the most important for analyzing trends in your results of operations, including employment days, day rates and utilization. However, we see no integration of any observations regarding such metrics in your discussion and analysis on pages 44 through 48, nor reference or tabulation for any of the periods covered by this report.

We believe that you should disclose how utilization of the rigs compares across periods to reveal trends and the extent of correlation with changes in your results of operations. For example, it would be helpful to address utilization in terms of being under contract in contrast to periods where rigs are not under contract, along with your measure of economic utilization while under contract, and in contrast to the industry wide rates that you appear to disclose on page 60. If there are utilization differences between the rig classes that you have identified this would also be helpful to address.

We note many disclosures reinforcing the importance of these metrics among the Risk Factors and within the Business Overview. We believe that further disclosure and analysis of these metrics would be consistent with the guidance in the Item 5.A and D to Form 20-F, which pertain to the discussion of operating results and trend information. You may also refer to Instruction 1 to Item 5, also our interpretive guidance in FRC §§501.12.b.1 and 501.12.b.3 for further guidance. Your disclosure on page 60 should address known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your results of operations, liquidity or capital resources, or which would cause your reported financial information not necessarily to be indicative of your future operating results of financial condition. Please submit the incremental disclosures that you propose to address these various requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources